UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Enzo Biochem, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294100102
(CUSIP Number)

James C. Roumell

Roumell Asset Management, LLC

2 Wisconsin Circle, Suite 640

Chevy Chase, MD 20815

(301) 656-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 294100102

1	Name of Reporting Person Roumell Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2145132
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,702,559 (1)
	8	Shared Voting Power 66,920 (2)
	9	Sole Dispositive Power 2,702,559 (1)
	10	Shared Dispositive Power 66,920 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,479
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person IA

(1)	These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the “Fund”).

(2)	These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients.

CUSIP No.: 294100102

1	Name of Reporting Person James C. Roumell I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,702,559 (1)
	8	Shared Voting Power 66,920 (2)
	9	Sole Dispositive Power 2,702,559 (1)
	10	Shared Dispositive Power 66,920 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,479
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person IN

(1)	Includes 2,702,559 shares of Common Stock held by the Fund. Mr. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.

(2)	These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients. Mr. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by RAM.

CUSIP No.: 294100102

1	Name of Reporting Person Matthew M. Loar I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No.: 294100102

1	Name of Reporting Person Edward Terino I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No.: 294100102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2020 (as amended, the “Schedule 13D”).

ITEM 4.	PURPOSE OF TRANSACTION:

Item 4 is hereby amended and supplemented as follows:

As previously disclosed, on November 27, 2020, RAM delivered notice to the Issuer of the Reporting Persons’ intent to submit candidates for election to oppose the Issuer’s slate of candidates at the Annual Meeting. Due to the Issuer’s failure to confirm or disclose when it considered its nomination or proposal submission period to occur prior to filing its “definitive” proxy statement, the Reporting Persons submitted nominations and proposals for shareholder consideration on a date for which it had no reason to believe the Issuer would consider untimely.

On November 27, 2020, the Issuer filed a “definitive” proxy statement in connection with the Annual Meeting, in which it disclosed that the Annual Meeting would be held on January 4, 2021, which as a result, retrospectively set the last day that shareholders could submit nominations as October 6, 2020. Again, the Reporting Persons do not believe shareholders had any reasonable notice that October 6, 2020 was the date after which no shareholder nominations would be considered “timely” by the Issuer. Making matters worse from the perspective of the Reporting Persons, the Issuer appointed two new directors to the Board after the date on which the Issuer decided it would no longer accept shareholder nominations.

On December 1, 2020, the Issuer sent a letter to RAM that conclusively stated that it was taking the position that the nomination and proposal notice submitted by RAM failed to “comport” with the Bylaws without pointing to any specific deficiencies and without even alleging that such notice was untimely. It is the Reporting Persons’ position that RAM’s nominations and proposals were neither deficient nor untimely submitted as a matter of New York law and that the Annual Meeting will be “contested.” Consistent with the Reporting Persons’ position, on December 3, 2020, RAM informed the Issuer that it vehemently disagreed with the Issuer’s legal position and informed the Issuer of RAM’s intention to continue its campaign to contest the Issuer’s incumbent slate of candidates at the Annual Meeting.

We hope that the Issuer will reconsider its position and, in light of the Issuer’s recent director appointments and the previous failure to notify shareholders of the nomination period dates, confirm that the Reporting Persons’ nominations and proposals were in fact timely submitted. The Reporting Persons reserve all of their rights to challenge the Issuer’s decision in every respect

On December 4, 2020, RAM delivered a letter to the SEC which, among other things, alerted the SEC to the Reporting Persons’ delivery of the nomination and proposal notice and the consequential existence of a solicitation in opposition to the Issuer at the Annual Meeting, and requested that the SEC require the Issuer to (i) refrain from soliciting proxies in connection with the Annual Meeting, (ii) re-file its “definitive” proxy statement in preliminary form to contain the relevant disclosures regarding RAM’s nomination and proposal notice so that all shareholders possess timely, complete and accurate information that complies with the securities laws and (iii) disregard any previously submitted proxy cards.

The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS:

99.1	Letter to the SEC, dated December 4, 2020.

99.2	Power of Attorney of James C. Roumell, dated December 4, 2020.

CUSIP No.: 294100102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2020	James C. Roumell

	By:	/s/ James C. Roumell, by Craig L. Lukin,
attorney-in-fact, pursuant to a Power of Attorney
filed herewith
	Name:	James C. Roumell

December 4, 2020	Roumell Asset Management, LLC

	By:	/s/ James C. Roumell, by Craig L. Lukin,
attorney-in-fact, pursuant to a Power of Attorney
filed herewith
	Name:	James C. Roumell
	Title:	President

December 4, 2020	Matthew M. Loar

	By:	/s/ Matthew M. Loar
	Name:	Matthew M. Loar

December 4, 2020	Edward Terino

	By:	/s/ Edward Terino
	Name:	Edward Terino